SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-36744

Cnova N.V.
(Translation of registrant's name into English)

WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On August 8, 2016, Via Varejo S.A., a sociedade anónimane organized and existing under the laws of Brazil ("Via Varejo"), Cnova Comércio Electrônico, S.A., a sociedade anónimane organized and existing under the laws of Brazil ("Cnova Brazil"), and Cnova N.V., naamloze vennootschap organized and existing under the laws of the Netherlands (the "Company" and, collectively with Via Varejo and Cnova Brazil, the "Parties"), entered into a Reorganization Agreement (the "Agreement") governing the reorganization of Cnova Brazil within Via Varejo (the "Reorganization").  Also on August 8, 2016, in connection with the execution of the Agreement, Casino, Guichard-Perrachon ("Casino"), the controlling shareholder of the Company, entered into an Undertakings Letter (the "Casino Undertakings Letter") with the Company.
The Reorganization Agreement
Pursuant to the Agreement, the Company will receive (a) all of the ordinary shares of the Company currently held by Via Varejo (representing approximately 21.9% of the Company's share capital), valued at approximately US$484.0 million, and (b) approximately R$16.5 million (subject to adjustment, as described in the Agreement) (the "Cash Purchase Price"), and, following completion of the Reorganization, Via Varejo will cause Cnova Brazil to repay the outstanding loan obligations which it currently owes to the Company, totaling approximately R$511.0 million as of July 31, 2016.  As a result of the Reorganization, Via Varejo will become the sole shareholder of Cnova Brazil and will no longer be a shareholder of the Company.
The Reorganization will be implemented through a series of transactions specified in the Agreement, as a result of which the business of Cnova Brazil will be reorganized within Via Varejo.  The Agreement contains customary representations, warranties and covenants made by each of the Parties.  Completion of the Reorganization is subject to customary closing conditions, including (a) approval of the Reorganization by Via Varejo's minority shareholders and the Company's shareholders, (b) absence of an order of a governmental authority prohibiting or restraining consummation of the Reorganization, (c) performance by each Party of its obligations under the Agreement in all material respects and (d) absence of a material adverse effect (as defined in the Agreement) on Cnova Brazil.
The Agreement also contains indemnification provisions pursuant to which the Company has agreed to indemnify Via Varejo for certain losses, as more specifically set forth therein. The Company's indemnification obligations are subject to specified limitations, including (subject to specified exceptions) an aggregate cap on liability of approximately R$189.9 million.
This summary of the terms of the Agreement is intended to provide information about the terms of the Agreement and the Reorganization.  The terms of and information in the Agreement should not be relied upon as disclosures about the Company, Via Varejo or Cnova Brazil.  The terms of the Agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, among the Parties in relation to the Reorganization, rather than establishing such matters as facts.  In particular, the representations and warranties made by the Parties to each other in the Agreement have been negotiated among the Parties with the principal purpose of setting forth their respective rights with respect to their obligation to consummate the Reorganization should events or circumstances change or be different from those stated in the representations and warranties.  Some of those representations and warranties may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from what might be viewed as material to investors, and may be qualified by confidential disclosure letters to the Agreement.  In addition, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the Parties' respective public disclosures. Investors are not third-party beneficiaries under the Agreement and should not rely on the representations and warranties or any description thereof as characterizations of the actual state of facts of the Company, Cnova Brazil, Via Varejo or any of their respective subsidiaries or affiliates.
The Casino Undertakings Letter
Pursuant to the Casino Undertakings Letter, Casino has agreed to launch tender offers for all of the ordinary shares of the Company on the NASDAQ and Euronext Paris (it being understood that the shares held within the Casino Group will not be tendered) at a price of US$5.50 per share or, with respect to the tender offer to be launched on the Euronext, an equivalent amount in Euros per share (the "Tender Offers").  Casino's obligation to launch the Tender Offers is subject to the closing of the Reorganization and the support of the Company's board of directors for the transaction.  The Casino Undertakings Letter also generally requires Casino to support the Tender Offers, the Reorganization and the transactions contemplated in connection therewith.  Finally, Casino has also reserved the right, pursuant to the Casino Undertakings Letter, to initiate a buy-out procedure in accordance with Article 2:92a or 2:201a of the Dutch Civil Code and/or, in case Casino and its group companies hold 95% or more of the voting rights in the Company, a takeover buy-out procedure in accordance with Article 2:359c of the Dutch Civil Code, in order to acquire any remaining ordinary shares of the Company not acquired in the Tender Offers.
The foregoing descriptions of the Agreement, the Casino Undertakings Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Agreement and the Casino Undertakings Letter, which are attached hereto as Exhibits 99.2 and 99.3, and are incorporated herein by reference.

Forward-Looking Statements
This report contains forward-looking statements. Such forward-looking statements may generally be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. Examples of forward-looking statements include, but are not limited to, statements made herein regarding the possibility, timing and other terms and conditions of the proposed transaction described herein and the related offer by Casino for the outstanding shares of Cnova. The forward-looking statements contained in this report are based on management's current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova's control. Important factors that could cause Cnova's actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to obtain required shareholder approvals for closing of the Reorganization described herein; the ability to complete the Reorganization and other transactions discussed herein and the timing of completion of the Reorganization and such other transactions; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading "Risk Factors" in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the "SEC") on July 22, 2016 and other documents filed with or furnished to the SEC. Any forward-looking statements made in this report speak only as of the date hereof. Factors or events that could cause Cnova's actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.
Important Information for Investors and Security Holders
This report is neither an offer to purchase nor a solicitation of an offer to sell securities. Investors are advised to read Casino's tender offer statement if and when it becomes available because it will contain important information. The potential tender offer for Cnova's outstanding ordinary shares, par value €0.05 per share, described in this report has not commenced and may never commence. If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the SEC, Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer, Casino will file a draft tender offer memorandum (projet de note d'information) with the French Autorité des marchés financiers ("AMF") and Cnova will timely file a draft memorandum in response (projet de note d'information en réponse) including the recommendation of its board of directors, with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova. Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer. Those materials, as amended from time to time, will be made available to Cnova's shareholders at no expense to them at www.cnova.com. In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com. Unless otherwise required by law, all of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC's website: www.sec.gov and on the AMF's website: www.amf-france.org. Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 8, 2016	CNOVA N.V.

	By:	/s/ STEVEN GEERS
Name: Steven Geers
Title: General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled "Cnova N.V. announces reorganization of its Brazilian activities within Via Varejo," dated August 8, 2016.
99.2	Reorganization Agreement among Via Varejo S.A., Cnova Comércio Electrônico, S.A. and Cnova N.V., dated as of August 8, 2016.

99.3	Undertakings Letter Regarding the Launch of the Tender Offers from Casino, Guichard-Perrachon to Cnova N.V., dated August 8, 2016